Exhibit 99.1
____________________________________________

NOTICE OF ANNUAL GENERAL MEETING
_____________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Tuesday, May 19, 2009 at the Terminal City Club, 837 West Hastings Street, Vancouver, BC Canada, at the hour of 10:00 a.m. (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2008 and the auditor’s report thereon;

2.	To determine the number of directors at six;

3.	To elect directors for the ensuing year;

4.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration; and

5.	To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 21st day of April, 2009.

BY ORDER OF THE BOARD

“Gregory G. Crowe”
Gregory G. Crowe
President and Chief Executive Officer

Information Circular

for the

Annual General Meeting

of

ENTRÉE GOLD INC.

to be held on

Tuesday, May 19, 2009

INFORMATION CIRCULAR

ENTRÉE GOLD INC.
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada  V6E 3Z3
Website:  http://www.entreegold.com

(all information as at April 14, 2009 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Entree Gold Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Tuesday, May 19, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and agents of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.  A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 , not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, RDSPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900-550 Burrard Street, Vancouver, BC, V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 94,580,898 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Any shareholder of record at the close of business on April 14, 2009 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Ivanhoe Mines Ltd.	13,799,333	14.6%
Kennecott Canada Exploration Inc.	14,914,125	15.8%

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a chief executive officer (“CEO”);

2.	a chief financial officer (“CFO”);

3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2008, the end of the most recently completed financial year of the Company, the Company had five NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the board of directors (the “Board”) meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Michael Howard (chair), Peter Meredith and Mark Bailey, all of whom are independent directors, applying the definition set out in section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) and under Section 803A of the NYSE Amex Company Guide.

The Compensation Committee generally considers three elements of compensation - a base salary for the current financial year, a discretionary cash bonus to reward superior performance during the most recently completed financial year and a grant of long-term incentive stock options.

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company.  Generally, the Compensation Committee determines what each NEO’s recommended base salary for the upcoming year will be based on the overall performance of the Company, the performance of the NEO and a review of base salaries paid to executive officers of comparable companies.

The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “Exchange”).  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

With respect to the CEO, the Compensation Committee evaluates the CEO’s performance and sets the CEO’s compensation level based on this evaluation.  In determining the long-term incentive component of CEO compensation, the Compensation Committee also considers, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years.  CEO compensation was compared to other companies of similar size and value (see below for list of comparator companies).  Corporate goals set by Management and approved by the Board related to increasing shareholder value and maintaining market capitalization were part of compensation consideration, but specific targets were not defined.  A discussion was held by the Compensation Committee related to its perception of CEO performance for the year relative to the corporate goals and compensation was determined based on this discussion.

In the course of deciding the appropriate levels of compensation for the NEOs for the financial year ended December 31, 2008, the Compensation Committee reviewed the compensation paid to executive officers of 15 other companies  based on disclosure provided within each comparator company’s most recent management information circular.  Compensation comparisons for 2008, therefore, were based primarily on compensation paid during fiscal year 2007.  The comparator companies were: Andina Minerals Inc.; Antares Minerals Inc.; Atna Resources Ltd.; Capstone Mining Corp; East Asia Minerals Corporation; Erdene Resource Development Corp.; Fortress Minerals Corp.; Fronteer Development Group Inc.; Jinshan Gold Mines Inc.; Khan Resources Inc.; Norsemont Mining Inc.; Platinum Group Metals Ltd.; QGX Ltd.; SouthGobi Energy Resources Ltd.; and Western Prospector Ltd. Companies included for comparison were selected on the basis of their  location of operations (several of the companies operate in Mongolia), relative size compared to the Company, and/or commodities focus.

In September 2008, the Compensation Committee reviewed a proposal prepared by Management and evaluated the performance of the President & CEO and other NEOs, taking into account data gathered with regard to the comparator companies and the general business environment at the time.  Based on this evaluation and discussion, the Compensation Committee approved salary increases for the NEOs, effective November 1, 2008.  Greg Crowe, President & CEO, received an increase from US$187,816 (C$230,000) to US$209,252 (C$256,250) and a bonus of US$61,245 (C$75,000).  The Compensation Committee approved a salary increase for Hamish Malkin, CFO, from US$65,327 (C$80,000)(based on 50% of full-time) to US$128,613 (C$157,500)(based on 90% of full-time) and a bonus of US$16,332 (C$20,000). The Compensation Committee approved a salary increase for Lindsay Bottomer, Vice President, Corporate Development, from US$137,800 (C$168,750)(based on 90% of full-time) to US$178,670 (C$196,875)(based on 90% of full-time) and a bonus of US$40,830 (C$50,000).  The Compensation Committee approved a salary increase for Robert Cann, Vice President, Exploration, from US$153,111 (C$187,500) to US$178,630 (C$218,750) and a bonus of US$40,830 (C$50,000).  The Compensation Committee approved a salary increase for Mona Forster, Vice President & Corporate Secretary, from US$112,282 (C$137,500) to US$134,738 (C$165,000) and a bonus of US$36,747 (C$45,000).  The executive team were successful in completing a substantial financing in late 2007 that was not considered when compensation proposals were made for 2008.  Bonuses paid in late 2008 reflected the long-term commitment of the present executive team and the recognition of the capital raising efforts that resulted in the considerable treasury now held by the Company.

Performance Graph

The following chart compares the yearly percentage change in cumulative total shareholder return for $100 invested in common shares of the Company beginning on December 31, 2003 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Gold Inc. (“ETG”)
Comparison of Five Year Total Common Shareholders’ Return
(as at December 31st of each year)

	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008
ETG	$100	$84.10	$100.34	$104.40	$145.58	$61.48
S&P/TSX COMPOSITE INDEX	$100	$112.48	$137.12	$157.02	$168.27	$109.33

The trend in overall compensation for the Company’s executive officers over the five years has not tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite index, particularly since 2007.  The Compensation Committee considers this to be appropriate, since the decrease in the Company’s share price since 2007 is primarily related to the global recession and credit crisis, rather than the performance of management.

 Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the financial year ending December 31, 2008.

Name and Principal Position	Year	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation ($)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)
					Annual incentive plans(2)	Long-term incentive plans (2)
Gregory G. Crowe (3), President and CEO	2008	$191,389	Nil	$338,176	$61,244	Nil	Nil	Nil	$590,809
Hamish Malkin, CFO(4)	2008	$63,083	Nil	$194,364	$16,332	Nil	Nil	$32,664	$306,443
Lindsay Bottomer (3), Vice President, Corporate Development	2008	$141,627	Nil	$284,310	$40,830	Nil	Nil	Nil	$466,767
Robert Cann, Vice President, Exploration	2008	$157,366	Nil	$215,464	$40,830	Nil	Nil	Nil	$413,660
Mona Forster, Vice President and Corporate Secretary(5)	2008	$116,024	Nil	$215,464	$36,747	Nil	Nil	$6,124	$374,359

(1)
 The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The practice of the Company is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)
The Company does not have an annual incentive program, however, bonuses are granted as determined by the Compensation Committee on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)
Mr. Crowe and Mr. Bottomer are also directors of the Company.  Neither Mr. Crowe or Mr. Bottomer receive compensation from the Company for acting as a director, and no portion of the Total Compensation disclosed above was received by Mr. Crowe or Mr. Bottomer as compensation for acting as a director.

(4)	Mr. Malkin signed an employment agreement with the Company, effective July 1, 2008. Compensation paid prior to that date is provided as “other compensation”

(5)	Ms. Forster was paid an additional fee for serving as Secretary for certain of the Board committees

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to USD$

Gregory G. Crowe	03-Apr-08	03-Apr-13	$2.00	150,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	135,000	Cdn $1.043/US$1
Hamish Malkin	03-Apr-08	03-Apr-13	$2.00	50,000	Cdn $1.009/US$1
	17-Jul-08	17-Jul-13	$2.02	50,000	Cdn $1.043/US$1
	17-Sep-08	17-Sep-13	$1.55	60,000	Cdn $1.043/US$1
Lindsay Bottomer	03-Apr-08	03-Apr-13	$2.00	125,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	115,000	Cdn $1.043/US$1
Robert Cann	03-Apr-08	03-Apr-13	$2.00	100,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	80,000	Cdn $1.043/US$1
Mona Forster	03-Apr-08	03-Apr-13	$2.00	100,000	Cdn $1.009/US$1
	17-Sep-08	17-Sep-13	$1.55	80,000	Cdn $1.043/US$1

The Company employs Mr. Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The agreement is for an initial term of two years, and is subject to automatic renewal for additional two year periods, unless notice is provided by the Company six months in advance of the end of the term.  Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign.  The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 18 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately.  Mr. Crowe will be entitled to the same lump sum amount and immediate vesting of stock options in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See “Termination and Change of Control Benefits” below.  Based on a review of compensation by peer companies, Mr. Crowe’s salary was adjusted to US$209,252 (C$256,250) effective November 1, 2008.

Effective November 1, 2007, the Company entered into an employment agreement with Mr. Robert Cann, its Vice President, Exploration.  Under the agreement, the Company agrees to pay to Mr. Cann an annual salary of US$178,630 (C$218,750) (subject to an annual review).  Mr. Cann is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with a lump sum amount equal to 12 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 12-month period (collectively, the “Severance Amount”).  Mr. Cann is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

Effective July 1, 2008 the Company entered into an employment agreement with Mr. Hamish Malkin, its CFO.  This agreement replaced the consulting agreement dated January 1, 2005.  Under the employment agreement, the Company agrees to pay to Mr. Malkin an annual salary of US$128,613 (C$157,500)(based on 90% of full-time) (subject to an annual review).  Mr. Malkin is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with the Severance Amount.  Mr. Malkin is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

Effective November 1, 2007, the Company entered into an employment agreement with Mr. Lindsay Bottomer, its Vice President, Corporate Development.  Under the agreement, the Company agrees to pay to Mr. Bottomer an annual salary of US$178,670 (C$196,875)(based on 90% of full-time) (subject to an annual review).  Mr. Bottomer is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with the Severance Amount.  Mr. Bottomer is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

Effective November 1, 2007 the Company entered into an employment agreement with Ms. Mona Forster, its Vice President and Corporate Secretary.  Under the agreement, the Company agrees to pay to Ms. Forster an annual salary of US$134,738 (C$165,000) (subject to an annual review).  Ms. Forster is required to provide the Company with one month’s prior notice in the event she wishes to resign.  The Company may terminate her employment without cause by providing her with the Severance Amount.  Ms. Forster is also entitled to the Severance Amount in the event she resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory G. Crowe	100,000	$1.24	February 11, 2009 (1)	Nil	Nil	Nil
	250,000	$1.15	November 12, 2009	Nil	Nil	Nil
	250,000	$1.75	June 9, 2010	Nil	Nil	Nil
	100,000	$1.32	July 10, 2011	Nil	Nil	Nil
	100,000	$2.30	May 31, 2012	Nil	Nil	Nil
	150,000	$2.00	April 3, 2013	Nil	Nil	Nil
	135,000	$1.55	September 17, 2013	Nil	Nil	Nil
Hamish Malkin	20,000	$1.24	February 11, 2009(1)	Nil	Nil	Nil
	50,000	$1.15	November 12, 2009	Nil	Nil	Nil
	125,000	$1.75	June 9, 2010	Nil	Nil	Nil
	75,000	$1.32	July 10, 2011	Nil	Nil	Nil
	30,000	$2.30	May 31, 2012	Nil	Nil	Nil
	50,000	$2.00	April 3, 2013	Nil	Nil	Nil
	50,000	$2.02	July 17, 2013	Nil	Nil	Nil
	60,000	$1.55	September 17, 2013	Nil	Nil	Nil
Lindsay Bottomer	100,000	$1.24	February 11, 2009(1)	Nil	Nil	Nil
	250,000	$1.15	November 12, 2009	Nil	Nil	Nil
	250,000	$1.75	June 9, 2010	Nil	Nil	Nil
	100,000	$1.32	July 10, 2011	Nil	Nil	Nil
	50,000	$2.30	May 31, 2012	Nil	Nil	Nil
	125,000	$2.00	April 3, 2013	Nil	Nil	Nil
	115,000	$1.55	September 17, 2013	Nil	Nil	Nil
Robert Cann	50,000	$1.24	February 11, 2009(1)	Nil	Nil	Nil
	135,000	$1.15	November 12, 2009	Nil	Nil	Nil
	150,000	$1.75	June 9, 2010	Nil	Nil	Nil
	75,000	$1.32	July 10, 2011	Nil	Nil	Nil
	35,000	$2.30	May 31, 2012	Nil	Nil	Nil
	100,000	$2.00	April 3, 2013	Nil	Nil	Nil
	80,000	$1.55	September 17, 2013	Nil	Nil	Nil
Mona Forster	50,000	$1.24	February 11, 2009(1)	Nil	Nil	Nil
	50,000	$1.15	November 12, 2009	Nil	Nil	Nil
	125,000	$1.75	June 9, 2010	Nil	Nil	Nil
	75,000	$1.32	July 10, 2011	Nil	Nil	Nil
	30,000	$2.30	May 31, 2012	Nil	Nil	Nil
	100,000	$2.00	April 3, 2013	Nil	Nil	Nil
	80,000	$1.55	September 17, 2013	Nil	Nil	Nil

(1)           Options with the expiry of February 11, 2009 expired without exercise.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gregory G. Crowe	Nil	Nil	$61,244
Hamish Malkin	Nil	Nil	$16,332
Lindsay Bottomer	Nil	Nil	$40,830
Robert Cann	Nil	Nil	$40,830
Mona Forster	Nil	Nil	$36,747

All stock options awarded to the NEOs vested in full on the date of grant.

The following table is a summary of the options exercised by NEO during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price
Greg Crowe	150,000	January 9, 2008	$0.60
	100,000	September 15, 2008	$1.00
Hamish Malkin	25,000	January 30, 2008	$0.60
	25,000	September 8, 2008	$1.00
Lindsay Bottomer	100,000	September 15, 2008	$1.00
Mona Forster	10,000	September 2, 2008	$1.00
	20,000	September 15, 2008	$1.00
Robert Cann	20,000	July 2, 2008	$1.00
	20,000	September 9, 2008	$1.00

Stock Option Plan

There are a maximum of 12,200,000 common shares reserved for issuance under the Company’s stock option plan dated April 17, 2006, as amended (the “Plan”), representing 12.90% of the issued and outstanding common shares as at the date of this Information Circular.  Options exercised pursuant to the Plan will become available again for future grant.  Accordingly, the Plan constitutes an “evergreen” plan.  The Plan must be reconfirmed by the Company’s directors and disinterested shareholders on or before May 21, 2011 and every three years thereafter in accordance with the policies of the TSX.

The Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts.  The Board may issue a majority of the options to insiders of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”).  The market value of the Company’s shares for a particular Award Date would typically be the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date.  Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years.  Typically, the Board awards options with five-year terms.  Unless otherwise provided in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death, or other than as a result of an employee or consultant delivering insufficient notice of resignation, his vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”) and the 90th day following termination of his relationship with the Company.  In the case of an employee or consultant that has delivered insufficient notice of resignation, his vested options will expire on the earlier of the Fixed Expiry Date and the 7th day following termination of his relationship with the Company.  Vested options will expire immediately in the event a relationship with a director, officer, employee or agent is terminated for cause.  In the event of the death of an option holder, his vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier.  Unvested options will expire immediately upon the termination of the option holder’s relationship with the Company.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.  The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion including, the following fundamental changes:

(a)	any change to the Eligible Persons which would have the potential of broadening or increasing insider participation;

(b)	the addition of any form of financial assistance;

(c)	any amendment to a financial assistance provision which is more favourable to Eligible Persons;

(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(e)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than an increase in the Plan ceiling, unless specifically required by the TSX.  The Board may also from time to time retrospectively amend the Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

Termination and Change of Control Benefits

Gregory Crowe

Under the terms of the employment agreement with Mr. Crowe, the Company may terminate Mr. Crowe’s employment immediately at any time prior to the expiry of the term without cause, by providing him with a lump sum payment equal to eighteen months’ salary and statutory entitlements (the “Severance Payment”).  Mr. Crowe is also entitled to the Severance Payment should the agreement be terminated by Mr. Crowe for Good Reason (defined below) or by Mr. Crowe within 90 days of a Change of Control (defined below) (in each of the three cases, a “Severance Payment triggering event”).

Upon a Severance Payment triggering event, all unvested stock options held by Mr. Crowe will vest immediately.

“Change of Control” is defined as:

(i)
the acquisition by any “offeror” as defined in Part XX of the Securities Act (Ontario) of beneficial ownership of more than 20% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

(ii)
any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or

(v)	the Incumbent Directors cease to constitute a majority of the Board.

“Good Reason” means any circumstance in which Mr. Crowe is induced by actions of the Company to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include:

(i)	a reduction or diminution in the level of responsibility, title or office of Mr. Crowe;

(ii)	a reduction in the compensation level of Mr. Crowe, taken as a whole;

(iii)	forced relocation to another geographic location; or

(iv)	the failure of the Company or any successor corporation to maintain substantially similar employment terms with Mr. Crowe after a Change of Control as were in existence prior to the Change of Control.

“Incumbent Director” means any member of the Board (other than Mr. Crowe) who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2008, Mr. Crowe would have had an immediate benefit of US$1,088,365 (C$1,332,812) as a result of the immediate vesting of an aggregate of 1,085,000 stock options.  If a Severance Payment triggering event were also to have taken place, Mr. Crowe would have been entitled to an immediate payment of approximately US$378,901 (C$464,002).

Robert Cann, Hamish Malkin, Lindsay Bottomer, Mona Forster

Under the terms of each of the employment agreements with Robert Cann, Hamish Malkin, Lindsay Bottomer and Mona Forster, the Company may terminate the NEO’s employment at any time without cause by providing the NEO with a lump sum payment equal to one year’s salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that the NEO would otherwise have received over the ensuing one year period (the “Severance Payment”).  Each NEO is also entitled to the Severance Payment should he or she elect to resign with Good Reason (defined below) within one year of a Change of Control (defined below) (the delivery of notice of termination of employment without cause or resignation with Good Reason being, in each case, a “Severance Payment triggering event”).

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;

(ii)
the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)
a change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office in effect immediately prior to the Change of Control;

(ii)
a reduction of the NEO’s Salary, benefits or any other form of remuneration or any change in the basis upon which such Salary, benefits or other form of remuneration payable by the Company is determined;

(iii)	forced relocation to another geographic area;

(iv)	any material breach by the Company of a material provision of the employment agreement; or

(v)
the failure by the Company to obtain, in a form satisfactory to the NEO, an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2008, none of the foregoing NEOs would have had an immediate benefit.  If a Severance Payment triggering event had taken place, Mr. Cann would have been entitled to a payment of approximately US$236,510 (C$289,630) within 10 days of the Severance Payment triggering event; Mr. Malkin would have been entitled to a payment of approximately US$138,303 (C$169,336) within 10 days of the Severance Payment triggering event; Mr. Bottomer would have been entitled to a payment of approximately US$183,280 (C$224,445) within 10 days of the Severance Payment triggering event; and Ms. Forster would have been entitled to a payment of approximately US$170,783 (C$209,141) within 10 days of the Severance Payment triggering event.

Director Compensation
The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey(3)	$29,295	Nil	$284,310	Nil	Nil	Nil	$313,605
James Harris(3)	$66,008	Nil	$304,283	Nil	Nil	Nil	$370,291
Michael Howard(3)	$100,936	Nil	$304,283	Nil	Nil	Nil	$405,219
Peter Meredith(3)	$17,421	Nil	$284,310	Nil	Nil	Nil	$301,731

(1)
In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs.  For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s compensation, please refer to the summary compensation table above.

(2)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The practice of the Company is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)	Aggregate remuneration is based generally on the position occupied and the number of committees on which the director serves and in what capacity.

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	100,000	$1.24	February 11, 2009 (3)	Nil	Nil	Nil
	250,000	$1.15	November 12, 2009	Nil	Nil	Nil
	250,000	$1.75	June 9, 2010	Nil	Nil	Nil
	100,000	$1.32	July 10, 2011	Nil	Nil	Nil
	40,000	$2.30	May 31, 2012	Nil	Nil	Nil
	125,000	$2.00	April 3, 2013	Nil	Nil	Nil
	115,000	$1.55	September 17, 2013	Nil	Nil	Nil
James Harris	100,000	$1.24	February 11, 2009(3)	Nil	Nil	Nil
	250,000	$1.15	November 12, 2009	Nil	Nil	Nil
	250,000	$1.75	June 9, 2010	Nil	Nil	Nil
	100,000	$1.32	July 10, 2011	Nil	Nil	Nil
	50,000	$2.30	May 31, 2012	Nil	Nil	Nil
	125,000	$2.00	April 3, 2013	Nil	Nil	Nil
	135,000	$1.55	September 17, 2013	Nil	Nil	Nil
Michael Howard	500,000 (2)	$2.06	May 16, 2012	Nil	Nil	Nil
	125,000	$2.00	April 3, 2013	Nil	Nil	Nil
	135,000	$1.55	September 17, 2013	Nil	Nil	Nil
Peter Meredith	225,000	$1.75	June 9, 2010	Nil	Nil	Nil
	100,000	$1.32	July 10, 2011	Nil	Nil	Nil
	40,000	$2.30	May 31, 2012	Nil	Nil	Nil
	125,000	$2.00	April 3, 2013	Nil	Nil	Nil
	115,000	$1.55	September 17, 2013	Nil	Nil	Nil

(1)
In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs.  For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s option-based awards, please refer to the incentive plan awards section above.

(2)
Mr. Howard was awarded an option to purchase 500,000 common shares of the Company on May 16, 2007, of which 1/3 vested immediately. On May 16, 2008, 1/3 of the option vested, with the remaining 1/3 of the option vesting on May 16, 2009, unless there is a change of control, in which case the final 1/3 will vest immediately.

(3)	Options with the expiry date of February 11, 2009 expired without exercise.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards - Value vested during the year (US$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Bailey	Nil	Nil	Nil
James Harris	Nil	Nil	Nil
Michael Howard	Nil	Nil	Nil
Peter Meredith	Nil	Nil	Nil

(1)
In addition to being directors of the Company, Gregory Crowe and Lindsay Bottomer are also NEOs.  For disclosure regarding Mr. Crowe’s and Mr. Bottomer’s compensation, please refer to the summary compensation table above.

All stock options awarded during fiscal year 2008 to the Directors vested in full on the date of grant.

The following table is a summary of the options exercised by Directors during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)
James Harris	100,000	September 15, 2008	$1.00
Mark Bailey	500,000	January 29, 2008	$0.60
Mark Bailey	100,000	September 15, 2008	$1.00

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	10,651,800	$1.65	1,548,200
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	10,651,800	$1.65	1,548,200

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)(8)
Mark H. Bailey(4) (5) (6) Director Washington, United States of America	Business Executive; President and Chief Executive Officer of Minefinders Corporation Ltd., a mineral exploration company, since 1995; President of Mark H. Bailey & Associates, Consulting Geologists.	June 28, 2002	390,000
Lindsay R. Bottomer(6) Vice President, Corporate Development and Director British Columbia, Canada	Business Executive and Professional Geologist; Vice-President, Corporate Development of Entrée Gold Inc. from November 2005 to present.	June 28, 2002	253,600
Gregory G. Crowe (6) President, CEO and Director British Columbia, Canada	President and CEO of Entrée Gold Inc. from 2002 to present.	July 3, 2002	1,322,984
James L. Harris, ICD.D (7) Non-Executive Chairman and Director British Columbia, Canada	Lawyer.	January 29, 2003	325,000
Rt. Hon. Michael Howard(4) (5) (7) Non-Executive Deputy Chairman and Director London, UK	Member of Parliament, United Kingdom.	May 16, 2007	57,000
Peter G. Meredith(4) (5) (7) Director British Columbia, Canada	Deputy Chairman of Ivanhoe Mines Ltd., a mining company, since May 2006; Chief Financial Officer of Ivanhoe Mines Ltd. from June 1999 to November 2001 and from May 2004 to May 2006.	November 24, 2004	Nil

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)
The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Members of the Company’s Audit Committee.
(5)	Members of the Company’s Compensation Committee.
(6)	Members of the Company’s Technical Committee.
(7)	Members of the Company’s Corporate Governance and Nominating Committee.
(8)	As at April 14, 2009.

Mr. Gregory G. Crowe was a director of Yuma Copper Corp. (“Yuma”), a company that was listed on the Vancouver Stock Exchange.  On January 2, 1998, while Mr. Gregory G. Crowe was a director of Yuma, the British Columbia Securities Commission issued a cease trade order against Yuma for failure to file financial statements.  Yuma was dissolved by the British Columbia Registrar of Companies on April 27, 2001.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) and NYSE Amex Company Guide Section 803A sets out the standard for director independence.  Under NI 52-110 and NYSE Amex Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 and NYSE Amex Company Guide Section 803A also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110 and NYSE Amex Company Guide Section 803A, a majority (four of the six members) of the Board are independent.  The members who are independent are Mark H. Bailey, James L. Harris, Michael Howard and Peter G. Meredith.  Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Mark H. Bailey	Minefinders Corporation Ltd., Northern Lion Gold Corp. and Dynasty Metals & Mining Inc.
Lindsay R. Bottomer	Astorius Resources Ltd., BCM Resources Corporation, Richfield Ventures Corp., Rochester Resources Ltd., Yale Resources Ltd., and Zenith Industries Corp.
Gregory G. Crowe	Acrex Ventures Ltd.
Peter G. Meredith	Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., Ivanhoe Australia Ltd., and SouthGobi Energy Resources Ltd.
Rt. Hon. Michael Howard	Northern Racing Limited, Amteus plc, Helphire plc, and Offshield Limited.

On occasions where it is considered advisable, the Company’s independent directors hold meetings at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s most recently completed financial year, the independent directors have held four such meetings.

James L. Harris, ICD.D, an independent director, serves as Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties.  As Chairman, Mr. Harris also serves as an "ex officio" member of each Board committee. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;

(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;

(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;

(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;

(e)	facilitating an open flow of information between management and the Board; and

(f)	presiding at meetings of the Board and the shareholders.

Since the beginning of the Company’s most recently completed financial year, there have been four Board meetings.  James Harris, Michael Howard, Lindsay R. Bottomer, and Gregory G. Crowe attended all four meetings, Peter Meredith attended three of the meetings, and Mark Bailey attended three of the meetings ..

Board Mandate

The Board has adopted a written mandate, which is attached hereto as Appendix 1.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

The Corporate Governance and Nominating Committee is responsible for encouraging and facilitating continuing education programs for all directors.  The Corporate Governance and Nominating Committee will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which the serve.  Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.  Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Mark H. Bailey, Michael Howard and Peter G. Meredith (chair), all of whom are independent (as defined in NI 52-110, Section 10A-3 of the United States Securities Exchange Act of 1934, as amended and NYSE Amex Company Guide Section 803(B)(2)) and financially literate as such terms are defined in NI 52-110 and NYSE Amex Company Guide Section 803(B)(2).

The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2008 dated March 26, 2009 (the “AIF”), and the Company’s annual report on Form 40-F for its fiscal year ended December 31, 2008 filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled “Committees of the Board” and the section of the Form 40-F entitled “Audit Committee” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Compensation Committee is responsible for reviewing and approving on an annual basis corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation.  The Compensation Committee is also responsible for reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard, making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants.

The Compensation Committee is composed of Michael Howard (chair), Mark Bailey and Peter G. Meredith, all of whom are independent directors.

The Board has adopted a written Compensation Committee Charter, which permits the Compensation Committee to form and delegate authority to subcommittees when appropriate, and which requires the Compensation Committee to meet not less frequently than two time per year.  The CEO may not be present during the Compensation Committee’s voting or deliberations.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of Michael Howard, James L. Harris (chair) and Peter G. Meredith, all of whom are independent directors.

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The Corporate Governance and Nominating Committee may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than two times per year.

The Board has adopted a written position description for the chair of the Corporate Governance and Nominating Committee.  The chair is generally responsible for overseeing the Corporate Governance and Nominating Committee in its responsibilities.  The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the Corporate Governance and Nominating Committee, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.  It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The Corporate Governance and Nominating Committee identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The Corporate Governance and Nominating Committee regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.

Technical Committee

The Technical Committee consists of Mark H. Bailey (chair), Lindsay Bottomer and Gregory G. Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and CEO of the Company, nor Mr. Bottomer, the Vice President, Corporate Development of the Company, is an independent director.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties.  The Technical Committee must meet at least two times per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

APPOINTMENT OF AUDITOR

Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors.  The auditor was first appointed on July 31, 1997.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company’s financial statements and MD&A by contacting Mona M. Forster at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

ON BEHALF OF THE BOARD
"Gregory G. Crowe"
Gregory G. Crowe President and CEO

APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on April 15, 2008.

I.           ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Entrée Gold Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.

(d)
the Technical Committee, which is comprised of at least three directors, one of whom is “unrelated” and “independent” under applicable securities laws and stock exchange rules.  All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company’s mining properties.  The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company’s mining properties.

II.           COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.           PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$100,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$100,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.